Exhibit 12.1

Kennedy-Wilson Holdings, Inc.

Statement of Computation of Earnings to Combined Fixed Charges and Preferred Dividends

	Six Months Ended	Year Ended December 31,
	June 30, 2013	2012	2011	2010	2009	2008
Earnings:
Pre-tax income from continuing operations before adjustment for income or loss from equity investees:
- Income (loss) before (provision for) benefit from income taxes	$(6,312,000)	$6,841,000	$5,121,000	$10,212,000	$(13,618,000)	$1,272,000
- Equity in earnings from real estate ventures	11,576,000	(21,527,000)	(12,507,000)	(10,548,000)	(8,019,000)	(10,097,000)

	5,264,000	(14,686,000)	(7,386,000)
				(336,000)	(21,637,000)	(8,825,000)
Adjustments:
Fixed charges	25,806,000	32,960,000	24,737,000	9,412,000	14,751,000	10,781,000
Distributed income of equity investees	12,782,000	30,432,000	3,567,000	5,931,000	514,000	294,000
Interest capitalized	(804,000)	(2,258,000)	(2,716,000)	(790,000)	0	(999,000)

Total earnings	$43,048,000	$46,448,000	$18,202,000	$14,217,000	$(6,372,000)	$1,251,000

Fixed charges:
Interest
- Expensed	$23,963,000	$28,595,000	$20,507,000	$7,634,000	$13,174,000	$8,596,000
- Capitalized	804,000	2,258,000	2,716,000	790,000	0	999,000
Amortization related to indebtedness	1,061,000	1,205,000	812,000	262,000	917,000	658,000
Amortization of premiums and discounts	(542,000)	5,000	41,000
Estimated interest within rental expense	520,000	897,000	661,000	726,000	660,000	528,000

Total fixed charges	25,806,000	32,960,000	24,737,000	9,412,000	14,751,000	10,781,000
Preferred stock dividends	4,072,000	8,144,000	8,744,000	4,558,000	—	—

Total combined fixed charges and preferred stock dividends	$29,878,000	41,104,000	$33,481,000	$13,970,000	$14,751,000	$10,781,000

Ratio of earnings to fixed charges	1.67	1.41	n/a	1.51	n/a	n/a

Amount of deficiency	—	—	$6,535,000	—	$21,123,000	$9,530,000

Ratio of earnings to combined fixed charges and preferred stock dividends	1.44	1.13	n/a	1.02	n/a	n/a

Amount of deficiency	—	—	$15,279,000	—	$21,123,000	$9,530,000